Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended March 31,
Amounts in thousands of US Dollars	Note	2022	2021
Revenue	4	$22,677	$13,628
Cost of goods sold		(9,360)	(4,996)
Gross profit		13,317	8,632
Selling expenses		(9,465)	(5,704)
Administrative expenses		(14,399)	(12,411)
Research and development expenses		(5,985)	(4,219)
Other operating income/(loss)		328	(105)
Operating loss		$(16,204)	$(13,807)
Interest, net		(130)	(1,876)
Foreign exchange, net		1,765	306
Other financial expenses		-	(1,641)
Loss before tax		(14,569)	(17,018)
Income tax benefit	5	2,399	2,723
Net loss for the period (Attributable to shareholders of the Parent)		$(12,170)	$(14,295)
Basic and diluted loss per share	9	$(0.10)	$(0.48)

Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(11,292)	(20,553)
Other comprehensive loss for the period, net of tax		(11,292)	(20,553)
Total comprehensive loss for the period, net of tax		(23,462)	(34,848)
Total comprehensive loss for the period (Attributable to shareholder of the Parent)		$(23,462)	$(34,848)

Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of US Dollars	Note	As of March 31, 2022	As of December 31, 2021
ASSETS
Non-current assets
Intangible assets		298,134	308,124
Property, plant and equipment		13,418	12,696
Right-of-use asset		7,792	8,778
Deferred tax assets	5	11,783	9,091
Other long-term receivables		421	422
Total non-current assets		$331,548	$339,111
Current assets
Inventories		32,048	28,940
Trade receivables		23,652	42,061
Other receivables		5,034	4,094
Prepaid expenses and accrued income		3,816	7,476
Cash at bank and in hand		120,211	118,096
Total current assets		$184,761	$200,667
TOTAL ASSETS		$516,309	$539,778
EQUITY
Share capital	6	30,988	30,964
Other contributed capital	6	508,324	506,008
Reserves		(9,591)	1,701
Accumulated losses		(75,167)	(62,997)
Total equity attributable to shareholders of the Parent		$454,554	$475,676
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7	5,182	5,427
Deferred tax liabilities	5	26,897	27,092
Total non-current liabilities		$32,079	$32,519
Current liabilities
Interest-bearing loans and borrowings	7	2,105	2,952
Accounts payable		10,711	8,668
Current tax liabilities		25	314
Other current liabilities	10	16,835	19,649
Total current liabilities		$29,676	$31,583
Total liabilities		$61,755	$64,102
TOTAL EQUITY AND LIABILITIES		$516,309	$539,778

Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE
MONTHS ENDED MARCH 31, 2022 AND MARCH 31, 2021 (UNAUDITED)

Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Reserves	Accumulated loss	Total equity
As of December 31, 2021		$30,964	$506,008	$1,701	$(62,997)	$475,676
Net loss for the period		-	-	-	(12,170)	(12,170)
Other comprehensive income for the period		-	-	(11,292)	-	(11,292)
Total comprehensive loss for the period		-	-	(11,292)	(12,170)	(23,462)
Transactions with shareholders in their role as owners
New share issue, net	6	24	-	-	-	24
Share based renumeration	6	-	2,316	-	-	2,316
As of March 31, 2022		$30,988	$508,324	$(9,591)	$(75,167)	$454,554

	Notes	Share capital	Other contributed capital	Reserves	Accumulated loss	Total equity
As of December 31, 2020		$27,224	$257,774	$39,360	$(24,658)	$299,700
Net loss for the period					(14,295)	(14,295)
Other comprehensive income for the period		-	-	(20,553)	-	(20,553)
Total comprehensive loss for the period		-	-	(20,553)	(14,295)	(34,848)
Transactions with shareholders in their role as owners
New share issue, net	6	3,740	241,678	-	-	245,418
As of March 31, 2021		$30,964	$499,452	$18,807	$(38,953)	$510,270

Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Three months ended March 31,
Amounts in thousands of US Dollars	Note	2022	2021
Operating activities
Loss before tax		$(14,569)	$(17,018)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		4,436	3,663
Net finance income/expense		(1,635)	3,211
Loss on sale of assets		464	-
Share based payment expense	6	2,179	-
Other		(56)	-
Changes in working capital:
(Increase)/Decrease in inventories		(3,702)	(1,402)
(Increase)/Decrease in accounts receivable		17,662	14,068
(Increase)/Decrease in other current receivables		3,182	(2,185)
(Decrease)/Increase in trade payables		2,098	3,723
(Decrease)/Increase in other current liabilities		(2,408)	(730)
Interest received		1	-
Interest paid		(131)	(1,976)
Tax (paid)/received		(985)	33
Cash flow used in operating activities		$6,536	$1,387
Investing activities
Purchase of intangible assets		(327)	-
Purchase of property, plant and equipment		(2,090)	(948)
Cash flow used in investing activities		$(2,417)	$(948)
Financing activities
Proceeds from issue of share capital	6	24	264,706
Share issue costs	6	-	(19,288)
Proceeds from interest-bearing loans and borrowings		-	2,400
Repayment of interest-bearing loans and borrowings		-	(65,627)
Payment of principal portion of lease liability		(748)	(534)
Cash flow from financing activities		$(724)	$181,657
Net cash flow during the period		3,395	182,096
Cash at bank and in hand at the beginning of the period		118,096	8,655
Net foreign exchange difference		(1,280)	667
Cash at bank and in hand at the end of the period		$120,211	$191,418

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Exhibit 99.2

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. General information

On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (the “Company). The Company has ten wholly owned subsidiaries. The Company and its subsidiaries develop, produce, market and sell biotechnological products and services along with thereof related activities. The Company is located at Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

On March 29, 2021, the Company completed its initial public offering (the “Offering”) in the United States. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Company’s interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 11, 2022.

2. Basis of preparation and summary of significant accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Company has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast doubt over this assumption and that the Company has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual report filed on Form 20-F as of December 31, 2021.

2.2. New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2022: Reference to the Conceptual Framework – amendments to IFRS 3, Property, Plant and Equipment - Proceeds before Intended Use– amendments to IAS 16, Onerous Contracts - Cost of Fulfilling a Contract - amendments to IAS 37 and Annual Improvements to IFRS Standards 2018-2020– amendments to IFRS 1, IFRS 9, IFRS 16, and IFRS 41. None of these amendments have a material impact on the interim condensed consolidated financial statements of the Company.

Exhibit 99.2

3. Significant accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended portions of our growth rate for 2021, in particular as customers have had issues accessing their labs. We have not seen any material cancellations in our pipeline; however, there have been delays as customers are pushing projects into the future. We are continuing to closely monitor how the pandemic and related response measures are affecting our business. Our production and manufacturing facilities are located in Uppsala, Sweden and Watertown, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. We increased our inventory level in 2020 and 2021 in order to operate with a higher level of inventory than we have done historically. Although we have seen a reduction in demand due to the COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers, even at reduced levels, until their activities return to normal. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world. At March 31, 2022 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

4. Segment and revenue information

4.1. Description of segments and principal activities

Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Company. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on revenue growth with less emphasis on profit or loss due to the early-stage development of the Company. Profit or loss is measured consistently with net profit or net loss in the Interim Condensed Consolidated Financial Statements. The CODM monitors the operating segments based on revenue growth and gross profit and reports its results under two segments: Kit and Service. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Company’s research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate/ unallocated.

Exhibit 99.2

4.2. Revenue and Gross Profit

The following tables presents the Company’s key financial information by segment:

Key financial information by segment (unaudited):

	Three months ended March 31,
Amounts in thousands of US Dollars unless otherwise stated	2022	2021
Kit
Revenue	3,994	2,841
Cost of goods sold	(603)	(585)
Gross profit	$3,391	$2,256
Gross profit margin	84.9%	79.4%

Service
Revenue	16,607	9,558
Cost of goods sold	(7,663)	(3,942)
Gross profit	$8,944	$5,616
Gross profit margin	53.9%	58.8%

Total segments
Revenue	20,601	12,399
Cost of goods sold	(8,266)	(4,527)
Gross profit	$12,335	$7,872
Gross profit margin	59.9%	63.5%

Corporate / Unallocated
Revenue	2,076	1,229
Cost of goods sold	(1,095)	(469)
Gross profit	$981	$760
Gross profit margin	47.3%	61.8%

Consolidated
Revenue	22,677	13,628
Cost of goods sold	(9,360)	(4,996)
Gross profit	$13,317	$8,632
Gross profit margin	58.7%	63.3%

Exhibit 99.2

4.3. Disaggregation of revenue from contracts with customers

The Company derives revenue primarily from the sales of own-produced finished goods and services in the following geographical regions:

For the three months ended March 31, 2022	Kit	Service	Corporate / Unallocated	Total
Sweden	$113	$265	$172	$550
Americas	2,359	6,589	758	9,706
EMEA (excluding Sweden)	877	7,828	872	9,577
China	504	21	176	701
Japan	63	1,402	29	1,494
Rest of world	78	502	69	649
	$3,994	$16,607	$2,076	$22,677

For the three months ended March 31, 2021	Kit	Service	Corporate / Unallocated	Total
Sweden	$327	$537	$453	$1,317
Americas	1,849	5,325	218	7,392
EMEA (excluding Sweden)	453	3,157	348	3,958
China	161	-	64	225
Japan	37	510	30	577
Rest of world	14	29	116	159
	$2,841	$9,558	$1,229	$13,628

4.4. Seasonality of operations

The Company experiences seasonality in revenue due to customers’ annual budget cycle. The seasonality results from several factors, including the procurement and budgeting cycles customers, especially government or grant-funded customers, whose cycles often coincide with government fiscal year ends. Similarly, biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of purchasing activity occurring during the fourth quarter. The seasonality impacts both segments; therefore, higher revenues and operating profits are usually expected in the second half of the year rather than in the first six months. This information is provided to allow for a better understanding of the results; however, management has concluded that this is not ‘highly seasonal’ in accordance with IAS 34.

Exhibit 99.2

5. Income tax

	Three months ended March 31,
Amounts in thousands of US Dollars	2022	2021
Current tax	$18	$(21)
Deferred tax	2,381	2,744
Income tax expense	$2,399	$2,723
Effective tax rate	16%	16%

The Company operates in multiple jurisdictions globally with significant operations outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting earnings and the applicable tax rates in the jurisdictions where the Company operates.

6. Share capital

(A)	Reorganization of share structure

On March 16, 2021, the Company’s shareholders approved the adoption of new articles of association which provided for the reorganization of existing common and preferred shares into one single share class. Pursuant to the new articles of association, each class of shares have been reorganized into one class of common shares as follows:

•	The common shares series A have been re-designated as 56,221,500 common shares;

•	The common shares series B have been re-designated as 250,000 common shares;

•	The preferred share series A have been re-designated as one common share; and

•	The preferred shares series B1 have been re-designated as 200,755,561 common shares.

Furthermore, on March 16, 2021, the Company’s shareholders resolved to conduct a reverse share split where the total number of outstanding common shares (257,227,062) was consolidated into 105,771,768 common shares.

(B)	Initial public offering

On March 29, 2021, the Company completed an initial public offering of 13,235,294 ADSs, representing 13,235,294 common shares, at an initial public offering price of $20.00 per share. The net proceeds from the initial public offering were $249.3 million, after deducting the underwriting discounts, net of deferred taxes, and other initial public offering costs associated with the filing.

Following the initial public offering on March 29, 2021 the Company had 119,007,062 shares outstanding.

(C)	New share issue

On March 29, 2022, the Company issued 91,056 shares, associated with the vesting of RSUs in the incentive award plan. Following this new share issue, the Company has 119,098,118 shares outstanding.

Exhibit 99.2

(D)	Incentive award plan

On March 16, 2021 at the Annual General Meeting, our shareholders approved and made effective our 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. Under the 2021 Plan, 1,085,900 shares are initially available for issuance pursuant to a variety of stock-based compensation awards, including stock options, restricted stock unit awards and performance based restricted stock unit awards; provided, however, that no more than 1,085,900 shares may be issued upon the exercise of incentive stock options. The shares will be issued when the program vests over the four-year plan period.

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the 2021 Plan, of which 442,789 options were granted to certain of our executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. Such options shall vest over four years, subject to the terms and conditions of the 2021 Plan. The expiration date on the options is five years from grant date. The IFRS2 cost is calculated according to the following: Fair value per option at grant date multiplied by the number of outstanding share options multiplied by the number of days passed of the vesting period. To calculate fair value per share option at the grant date, the principles of the Black-Scholes model have been used. The expense associated with these stock options amounted to $0.3 million for the three months ended March 31, 2022. These are recorded within selling, administrative and research and development expenses within the income statement.

A summary of stock option activity under the Company's 2021 Plan relating to awards to certain officers and directors as of March 31, 2022, and changes during the three months ended March 31, 2022, are as follows:

	Outstanding Stock Options	Weighted Average Exercise Price
Balance as of January 1, 2022	442,789	25,00
Granted	-	-
Forfeited	-	-
Balance as of March 31, 2022	442,789	25,00
Vested and exercisable as of March 31, 2022	110,697

During the third quarter of 2021, 465,225 restricted stock units (“RSUs”) that had been approved at the Annual General Meeting on March 16, 2021 were awarded to employees currently employed by Olink under the 2021 Plan. Of this, 352,464 were outstanding as of March 31, 2022, of which 108,071 RSU’s were granted to our executive officers. The RSUs will vest during a four-year period; new shares will be issued when the RSU’s vest. The expense associated with these RSUs amounted to $2.2 million for the three months ended March 31, 2022. These are recorded within selling, administrative, research and development and cost of goods sold expenses within the income statement.

Exhibit 99.2

The following is a summary of the RSU activity and related information as of March 31, 2022, and changes during the three months ended March 31, 2022:

	Outstanding Restricted Stock Units	Weighted Average Grant Date Fair Value
Balance as of January 1, 2022	335,449	23.75
Granted	19,903	23.75
Forfeited	(2 888)	-
Balance as of March 31, 2022	352,464	23.75
Vested and exercisable as of March 31, 2022	87,664

7. Fair values

As of March 31, 2022 and December 31, 2021, respectively, the fair values of cash at bank, accounts receivables, other receivables, accounts payable, and advance payments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. There were no loan facilities as of March 31, 2022 nor as of December 31, 2021.

8. Related-party transactions

The Company entered the following related party transaction in the period prior year:

Management Service Agreements

On March 25, 2021, the Company terminated the Summa management service agreement and concurrently paid the success fee of approximately $2.25 million in connection with the initial public offering.

The Company did not enter any related party transaction agreements in the period current year.

9. Earnings per share

Earnings per share for the Company is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
Net loss for the period	$(12,170)	$(14,295)
Less accumulated preferred dividend yield	-	(4,245)
Total	(12,170)	(18,540)
Weighted average number of shares (thousands)	119,010	38,926
Basic and diluted loss per share	$(0.10)	$(0.48)

Exhibit 99.2

As of March 31, 2021, the Company did not hold any potential dilutive shares nor any antidilutive shares; therefore, there are no differences between the basic and diluted earnings (loss) per share as of March 31, 2021.

As of March 31, 2022, the Company has the following potential common shares that can be potentially dilutive but are antidilutive as of March 31, 2022, and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:

i.	442,789 outstanding stock options related to the 2021 Incentive Award Plan (see note 6)
ii.	264,800 restricted stock units related to the 2021 Incentive Award Plan (see note 6)

The weighted average number of shares reflect the impact of the Company’s reverse share split as discussed in Note 6 for both periods presented. The accumulated preferred dividend yield established under the Company’s Management Shareholder Agreement ceased, in accordance with this agreement, without any requirement for such accumulated preferred dividend yield to be paid out as a result of the share reorganization that took place on March 16, 2021 in anticipation of the initial public offering. The $4.2 million for March 31, 2021 represents the preferred dividend yield calculated through the March 16, 2021 share reorganization as discussed in Note 6. There is no annual cash dividend declared or payable.

10. Other current liabilities

Other current liabilities consist of the following:

Amounts in thousands of US Dollars	As of March 31, 2022	As of December 31, 2021
Salaries and wages	$6,802	$6,306
Advance invoiced customers	4,334	5,447
Royalties	904	1,233
Other current liabilities	4,795	6,663
Total	$16,835	$19,649

11. Subsequent events

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that there were no such events requiring recognition or disclosure in the financial statements.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

Amounts in thousands of U.S. Dollars, unless otherwise stated	For the three months ended March 31, 2022	For the three months ended March 31, 2021
Revenue	$22,677	$13,628
Cost of goods sold	(9,360)	(4,996)
Gross profit	13,317	8,632

Selling expenses	(9,465)	(5,704)
Administrative expenses	(14,399)	(12,411)
Research and development expenses	(5,985)	(4,219)
Other operating (loss)/income	328	(105)
Operating loss	(16,204)	(13,807)

Interest, net	(130)	(1,876)
Foreign exchange, net	1,765	306
Other financial expenses	-	(1,641)
Loss before tax	(14,569)	(17,018)
Income tax benefit	2,399	2,723
Net loss for the period (Attributable to shareholders of the Parent)	$(12,170)	$(14,295)

The following analysis includes EBITDA, Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage which are measures not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations” below.

Revenue

Revenue for Q1 2022 was $22.7 million compared to $13.6 million for Q1 2021. The increase of $9.1 million, or 66%, was driven primarily by Explore analysis services, with the Service segment growing 74%. The Kit segment grew 41% year over year on a reported basis. The Explore platform accounted for 69% of Q1 2022 revenues.

Gross Profit/Gross Profit Percentage

Gross profit for Q1 2022 was $13.3 million compared to $8.6 million for Q1 2021. The increase of $4.7 million, or 54%, was mainly due to year over year revenue growth.

The decrease in gross profit percentage of 5% was driven primarily by our continued buildout of lab capacity within analysis services.

Exhibit 99.2

Operating Expenses

Total operating expenses for Q1 2022 were $29.5 million compared to $22.4 million for Q1 2021. The increase of $7.1 million, or 32%, was largely due to continued and accelerated investment in Olink's commercial organization and research and development and driven by additional costs as a public company as well.

Segment Information

Kit Revenues

Kit revenues represented 18% of our revenues for Q1 2022 compared to 21% for Q1 2021 and grew 41% year over year primarily as a result of continued Explore growth but also increased Target revenue. We also report an improvement in adjusted gross profit percentage to 89% Q1 2022 compared to 82% for Q1 2021.

Service Revenues

Service revenues represented 73% of our revenues for Q1 2022 compared to 70% for Q1 2021 and grew 74% year over year primarily as a result of a strong momentum in demand for the Explore service offering that was launched in June 2020.

We generated an adjusted gross profit percentage of 58% on Service revenues for Q1 2022 compared to 64% for Q1 2021. The decline in analysis services margin was driven primarily by the continued expansion of Olink’s lab capacity and associated increased personnel costs.

Non-IFRS Reconciliations

We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exhibit 99.2

EBITDA and Adjusted EBITDA

We use the non-IFRS measures of EBITDA and Adjusted EBITDA. We define EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, and amortization of acquisition intangibles. We define Adjusted EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, and amortization of acquisition intangibles, further adjusted for management adjustments and share based compensation expenses. Management adjustments generally consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be unique based on their nature and incidence or by their significance. As a result, the composition of these items may vary from year to year.

We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, as EBITDA is a fairly common metric with which market participants are familiar.

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

Amounts in thousands of U.S. Dollars	For the three months ended March 31, 2022	For the three months ended March 31, 2021
Operating (loss)/profit	(16,204)	(13,807)
Add:
Amortization	2,974	2,720
Depreciation	1,462	943
EBITDA	(11,768)	(10,144)
Management Adjustments	444	6,422
Share based compensation expenses	2,198	-
Adjusted EBITDA	$(9,126)	$(3,722)

Management adjustments for Q1 2022 amounted to $0.4 million and mainly refers to costs related to recruitment of new board members. Management adjustments for Q1 2021 amounted to $6.4 million of costs associated with the initial public offering. There were no such costs in Q1 2022. Adjusted EBITDA for the period ended March 31, 2022, includes an add back of $2,2 million of share based compensation expenses associated with our 2021 Incentive Award Plan. There were no such costs in Q1 2021.

Exhibit 99.2

Adjusted Gross Profit, including Adjusted Gross Profit Percentage

We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share based compensation expenses.

We believe that Adjusted Gross Profit, including Adjusted Gross Profit Percentage, provides important information to management and to investors regarding our core profit margin on sales. These are primary profit or loss measures we use to make resource allocation decisions and evaluate segment performance. Adjusted gross profit assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items we believe do not directly reflect our core operations and, therefore, are not included in measuring segment performance.

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

Amounts in thousands of U.S. Dollars, unless otherwise stated	For the three months ended March 31, 2022	For the three months ended March 31, 2021
Revenue	$22,677	$13,628
Cost of goods sold	(9,360)	(4,996)
Gross profit	13,317	8,632
Gross profit %	58.7%	63.3%
Less:
Depreciation charges	824	579
Share based compensation expenses	66	-
Adjusted Gross Profit	$14,207	$9,211
Adjusted Gross Profit %	62.6%	67.6%

Adjusted gross profit percentage for Q1 2022 was 62.6% compared to an adjusted gross profit percentage of 67.6% for Q1 2020. Adjusted gross profit for Q1 2022 and Q1 2021 consists of $0.8 million and $0.6 million, respectively, related to depreciation charges and $0.07 million and $0 million, respectively, related to share based compensation expenses.

Exhibit 99.2

Reconciliation of adjusted gross profit to gross profit, the most comparable IFRS measure, by segment (unaudited):

	Three months ended March 31,
Amounts in thousands of US Dollars unless otherwise stated	2022	2021
Kit
Revenue	3,994	2,841
Cost of goods sold	(603)	(585)
Gross profit	$3,391	$2,256
Gross profit margin	84.9%	79.4%
Less:
Depreciation charges	132	86
Share based compensation expenses	36	-
Adjusted Gross Profit	$3,559	$2,342
Adjusted Gross Profit %	89.1%	82.4%

Service
Revenue	16,607	9,558
Cost of goods sold	(7,663)	(3,942)
Gross profit	$8,944	$5,616
Gross profit margin	53.9%	58.8%
Less:
Depreciation charges	693	493
Share based compensation expenses	30	-
Adjusted Gross Profit	$9,667	$6,109
Adjusted Gross Profit %	58.2%	63.9%

Corporate / Unallocated
Revenue	2,076	1,229
Cost of goods sold	(1,095)	(469)
Gross profit	$981	$760
Gross profit margin	47.3%	61.8%
Less:
Depreciation charges	-	-
Share based compensation expenses	-	-
Adjusted Gross Profit	$981	$760
Adjusted Gross Profit %	47.3%	61.8%

Exhibit 99.2